UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. [____])*

QuadraMed Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74730W507

(CUSIP Number)

Ezra Perlman
President
Bavaria Holdings Inc.
c/o Francisco Partners
One Letterman Drive
Building C – Suite 410
San Francisco, CA 94129
Telephone:  (415) 418-2900

with copies to:

Michael J. Kennedy, Esq.
Michael S. Dorf, Esq.
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Telephone:  (415) 616-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74730W507	Page 2 of 12

1		NAME OF REPORTING PERSONS Bavaria Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK, OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,222,348**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,348**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74730W507	Page 3 of 12

1		NAME OF REPORTING PERSONS Francisco Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK, OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,222,348**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,348**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74730W507	Page 4 of 12

1		NAME OF REPORTING PERSONS Francisco Partners Parallel Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK, OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,222,348**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,348**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74730W507	Page 5 of 12

1		NAME OF REPORTING PERSONS Francisco Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK, OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,222,348**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,348**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74730W507	Page 6 of 12

1		NAME OF REPORTING PERSONS Francisco Partners GP II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK, OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,222,348**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,348**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

** See Item 5
_______________________

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of QuadraMed Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 12110 Sunset Hills Road, Suite 600, Reston, Virginia 20190.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Bavaria Holdings Inc., a Delaware corporation (“Parent”), (2) Francisco Partners II, L.P., a Delaware limited partnership (“FPII”), (3) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FPPII”), (4) Francisco Partners GP II, L.P., a Delaware limited partnership (“FPGPII”), and (5) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FPMII”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

(b) The business address for each of the Reporting Persons is One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

(c) The principal business of Parent is to serve as a holding company of the Issuer after the Merger (as defined below).

The principal business of each of FPII and FPPII is to invest directly or indirectly in various companies.  FPII and FPPII collectively hold 100% of the outstanding stock of Parent.

The principal business of FPGPII is to serve as the general partner of various limited partnerships, including FPII and FPPII.

The principal business of FPMII is to serve as general partner of FPGPII and to provide management services to FPII and FPPII at the request of FPGPII.

Mr. Ezra Perlman and Mr. Chris Adams are the sole executive officers and directors of Parent and each has a business address of One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

The Managing Directors of FPGPII and Members of FPMII are Mr. David M, Stanton, Mr. Benjamin H. Ball, Mr. Dipanjan Deb, Mr. Neil M. Garfinkel, Mr. Keith Geeslin, Mr. David Golob and Mr. Perlman.  The business address of Messrs. Stanton, Ball, Deb, Garfinkel, Geeslin, Golob and Perlman is One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Parent, FPII, FPPII, FPGPII, and FPMII is organized under the laws of the State of Delaware.  Each of Messrs. Perlman, Adams, Stanton, Ball, Deb, Garfinkel, Geeslin and Golob is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 7, 2009, the Issuer, Parent and Bavaria Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly-owned subsidiary of Parent.  Pursuant to the Merger Agreement, at the effective time of the Merger, other than shares owned directly or indirectly by the Issuer as treasury stock or by Parent, Merger Sub or any other subsidiary of Parent or the Issuer, and shares for which appraisal rights have been properly asserted and not withdrawn, (i) each issued and outstanding share of Common Stock of the Issuer will be cancelled and automatically converted into the right to receive $8.50 in cash, without interest, and (ii) each issued and outstanding share of Series A Cumulative Mandatory Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”), to the extent not converted by its holder prior to the effective time of the Merger, will be cancelled and automatically converted into the right to receive $13.7097 in cash, without interest.

Wells Fargo Foothill, LLC and Silicon Valley Bank (collectively, the “Lenders”) provided a Senior Secured Credit Facility Commitment Letter dated December 7, 2009 (the “Debt Commitment Letter”) to FPII, pursuant to which the Lenders, subject to the terms and conditions therein, committed to provide an aggregate of $60,000,000 in debt financing following the closing of the Merger, which financing will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to refinance certain existing indebtedness of the Issuer, to finance working capital, capital expenditures and for general corporate purposes for the operation of the Issuer following the closing of the Merger, and to pay certain fees and expenses associated with the Debt Commitment Letter and the Merger.  While FPII has obtained the Debt Commitment Letter to provide financing for the transactions contemplated by the Merger Agreement, consummation of the Merger is not subject to a financing condition.

Pursuant to the Merger Agreement, upon the consummation of the Merger the Issuer is required to have on a consolidated basis cash and marketable securities totaling at least $15,000,000, of which not less than $7,500,000 shall be in cash, all of which needs to be held in bank or brokerage accounts in the United States (other than up to $2,000,000 in cash which may be held in operating accounts of certain of the Issuer’s foreign subsidiaries).

The proceeds from the financing contemplated by the Debt Commitment Letter, together with the Issuer’s available cash at the closing of the Merger and equity funding expected to be contributed to Parent by FPII and FPPII in an amount of not less than $65,000,000, will be used to fund the aggregate merger consideration and to pay all related fees and expenses.

The Voting Agreements (as defined below) described in Item 4 of this Schedule 13D were entered into by Parent and each of the Stockholders (as defined below), each of whom is an executive officer and/or director of the Issuer.  The Stockholders entered into their respective Voting Agreements as an inducement to Parent to enter into the Merger Agreement.  Parent did not pay additional consideration to the Stockholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.

The foregoing descriptions of the Merger Agreement, the Debt Commitment Letter, and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 3.  Copies of the Merger Agreement, the Debt Commitment Letter, and the form of Voting Agreement, are filed as Exhibits 99.2, 99.3 and 99.4, respectively, hereto.

Item 4.	Purpose of Transaction.

This Schedule 13D is being filed in connection with the Merger Agreement and the Voting Agreements and the transactions contemplated thereby.  The description of those agreements in Item 3, along with the description of the Debt Commitment Letter, are incorporated herein by reference.

Pursuant to the Merger Agreement, at the effective time of the Merger, other than shares owned directly or indirectly by the Issuer as treasury stock or by Parent, Merger Sub or any other subsidiary of Parent or the Issuer, and shares for which appraisal rights have been properly asserted and not withdrawn, (i) each issued and outstanding share of Common Stock of the Issuer will be cancelled and automatically converted into the right to receive $8.50 in cash, without interest, and (ii) each issued and outstanding share of Series A Preferred Stock of the Issuer, to the extent not converted by its holder prior to the effective time of the Merger, will be cancelled and automatically converted into the right to receive $13.7097 in cash, without interest.  All shares of Common Stock or Series A Preferred Stock held by the Issuer as treasury stock or owned by Parent, Merger Sub or any other subsidiary of Parent or the Issuer immediately prior to the effective time of the Merger shall be cancelled, and no payment shall be made.  In addition, all options to purchase shares of Common Stock (the “Stock Options”) granted under any stock option or compensation plan or agreement of the Issuer outstanding immediately prior to the effective time of the Merger, whether vested or unvested, shall be cancelled at the effective time of the Merger and thereafter shall represent the right to receive, in full satisfaction of the rights of the holder with respect thereto, an amount in cash equal to the difference between $8.50 and the exercise price of such Stock Option multiplied by the number of shares subject to such Stock Option.

Following the consummation of the Merger pursuant to the terms of the Merger Agreement: (a) the Issuer will be wholly-owned by Parent; (b) Messrs. Perlman and Adams, the directors and officers of Merger Sub, will serve as the directors and officers of the Issuer until their successors are duly elected or appointed and qualified in accordance with applicable law; (c) the bylaws of Merger Sub shall be the bylaws of the Issuer until amended in accordance with applicable law; and (d) the Issuer’s certificate of incorporation will remain in effect until amended in accordance with applicable law.

Following the Merger, the Common Stock will no longer be listed on the Nasdaq Global Market, there will be no public market for the Common Stock and registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated.

Contemporaneously with the execution of the Merger Agreement and as an inducement to Parent to enter into the Merger Agreement, each of Michael J. Simpson, William K. Jurika, James E. Peebles, Brook A. Carlon, Robert L. Pevenstein, David L. Piazza, Robert W. Miller, Lawrence P. English and Duncan W. James (the “Stockholders” or individually, a “Stockholder”), each of whom is an executive officer and/or director of the Issuer, entered into voting agreements with Parent (the “Voting Agreements”),  pursuant to which each Stockholder agreed to vote: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof, and (ii) against any proposal that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate or adversely affect the consummation of the Merger and other transactions contemplated by the Merger Agreement, and against any Acquisition Proposal (as defined in the Merger Agreement).  Pursuant to the Voting Agreements, each Stockholder also granted to Parent a proxy to vote the Common Stock owned by such Stockholder, as well as any and all other shares of Common Stock which such Stockholder may own of record after the date of the Voting Agreement to which such Stockholder is a party, with respect to any of the foregoing matters at any meeting of the stockholders of the Issuer and in any action by written consent of the stockholders of the Issuer.  Pursuant to the Voting Agreements, each Stockholder has also agreed (a) not to transfer any of its shares of Common Stock or make any offer to transfer any of its shares of Common Stock, (b) not to make any press release or public announcement with respect to the business or affairs of the Issuer, the Issuer’s subsidiaries, Parent or Merger Sub without the prior written consent of Parent, (c) to waive any rights of appraisal or any dissenters’ rights pursuant to Section 262 of the General Corporation Law of the State of Delaware and any similar rights, in each case to the extent relating to the Merger or any related transaction, and (d) not to enter into any other agreement inconsistent with the terms and conditions of the Voting Agreement or related proxy, or that addresses any of the subject matters addressed in the Voting Agreement and related proxy.  Each Voting Agreement expires upon the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement, (ii) such date and time as the Merger Agreement shall have been terminated in accordance with its terms, or (iii) such date and time as written notice has been provided by Parent to the Stockholder of the termination of the Voting Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 4.  Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 99.2 and 99.4, respectively hereto.

Item 5.	Interest in Securities of the Issuer.

(a-b)  The following disclosure assumes there are 8,307,277 shares of Common Stock outstanding, which the Issuer represented in the Merger Agreement to be the number of shares outstanding as of December 7, 2009.  The following disclosure also assumes that the Stockholders beneficially own 1,222,348 shares of Common Stock, which is the number of shares of Common Stock, including shares of Common Stock issuable pursuant to Stock Options, that the Reporting Persons believe the Stockholders beneficially own based on the representations of the Stockholders in their respective Voting Agreements and information provided by the Issuer.

As a result of the Voting Agreements, the Reporting Persons have shared voting power with respect to, and may be deemed to beneficially own, the 1,222,348 shares of Common Stock beneficially owned by the Stockholders (which includes shares of Common Stock issuable pursuant to Stock Options that the Reporting Persons believe the Stockholders beneficially own based on the representations of the Stockholders in their respective Voting Agreements and information provided by the Issuer), which represents for the purposes of Rule 13d-3, promulgated under the Exchange Act, 13.8% of the issued and outstanding shares of Common Stock as of December 7, 2009 (assuming, pursuant to Rule 13d-3, the exercise or conversion of the Stock Options the Stockholders represented they beneficially own in their respective Voting Agreements).  Of the 1,222,348 shares of Common Stock beneficially owned by the Stockholders, 663,444 shares are issued and outstanding as of December 7, 2009, representing 7.99% of the issued and outstanding shares of Common Stock as of December 7, 2009, and the remainder of such shares represent shares of Common Stock issuable pursuant to Stock Options that vest according to their terms within 60 days of the date of this Schedule 13D.  The Reporting Persons have no dispositive power with respect to, and hereby disclaim beneficial ownership of, any shares of Common Stock that may be beneficially owned by the Stockholders and their respective affiliates.  Neither the filing of this statement or any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their affiliates is the beneficial owner of any shares of Common Stock for the purposes of Section 13(d) of the Exchange Act or for any other purpose or that the Reporting Persons have an obligation to file this statement.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.

(c)  Except as described in this Schedule 13D, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person.

(d) To the knowledge of the Reporting Persons, no other persons besides the Stockholders and those persons for whose shares of Common Stock the Stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

Except for the agreements described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

99.1	Joint Filing Agreement, dated December 17, 2009 by and among Parent, FPII, FPPII, FPGPII and FPMII.

99.2
Agreement and Plan of Merger, dated as of December 7, 2009, by and among QuadraMed Corporation, a Delaware corporation, Bavaria Holdings Inc., a Delaware corporation, and Bavaria Merger Sub, Inc., a Delaware corporation.

99.3	Debt Commitment Letter among Wells Fargo Foothill, LLC, Silicon Valley Bank and FPII, L.P., dated December 7, 2009.

99.4	Form of Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2009	BAVARIA HOLDINGS INC.

	By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: President and Chief Executive Officer

FRANCISCO PARTNERS II, L.P.
By: Francisco Partners GP II, L.P., its General Partner
By: Francisco Partners GP II Management, LLC, its General Partner

	By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By: Francisco Partners GP II, L.P., its General Partner
By: Francisco Partners GP II Management, LLC, its General Partner

	By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Member

FRANCISCO PARTNERS GP II, L.P.
By: Francisco Partners GP II Management, LLC, its General Partner

	By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

	By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Member